UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Merit Medical Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

589889104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,965,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,965,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,965,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,049,249
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,049,249
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,049,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		496,497
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

496,497
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		287,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

287,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		287,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

287,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		564,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

564,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		276,758
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

276,758
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		276,758
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

276,758
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,965,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,965,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,965,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,965,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,965,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,965,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,965,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,965,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,965,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,965,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,965,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,965,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,965,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,965,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,965,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

WENDY F. DICICCO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 589889104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of Merit Medical Systems, Inc., a Utah corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1600 West Merit Parkway, South Jordan, Utah 84095.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
16

CUSIP No. 589889104

(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Wendy F. DiCicco, with respect to the Shares directly and beneficially owned by her.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Ms. DiCicco is 948 Drovers Lane, Chester Springs, Pennsylvania 19425.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. DiCicco is serving as an independent financial, executive & board advisory consultant for Board Advantage, LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld and Ms. DiCicco are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

17

CUSIP No. 589889104

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,049,249 Shares beneficially owned by Starboard V&O Fund is approximately $96,533,136, excluding brokerage commissions. The aggregate purchase price of the 496,497 Shares beneficially owned by Starboard S LLC is approximately $15,721,265, excluding brokerage commissions. The aggregate purchase price of the 287,969 Shares beneficially owned by Starboard C LP is approximately $9,118,357, excluding brokerage commissions. The aggregate purchase price of the 276,758 Shares beneficially owned by Starboard L Master is approximately $8,766,470, excluding brokerage commissions. The aggregate purchase price of the 854,527 Shares held in the Starboard Value LP Account is approximately $27,727,890, excluding brokerage commissions.

The Shares purchased by Ms. DiCicco were purchased with personal funds in the open market. The aggregate purchase price of the 3,000 Shares beneficially owned by Ms. DiCicco is approximately $101,512, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

18

CUSIP No. 589889104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,208,840 Shares outstanding, as of November 5, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019.

A.	Starboard V&O Fund
(a)	As of the close of business on January 13, 2020, Starboard V&O Fund beneficially owned 3,049,249 Shares.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 3,049,249
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,049,249
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on January 13, 2020, Starboard S LLC beneficially owned 496,497 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 496,497
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 496,497
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on January 13, 2020, Starboard C LP beneficially owned 287,969 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 287,969
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 287,969
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
19

CUSIP No. 589889104

D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 287,969 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 287,969
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 287,969
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 287,969 shares owned by Starboard C LP and (ii) 276,758 Shares owned by Starboard L Master.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 564,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 564,727
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on January 13, 2020, Starboard L Master beneficially owned 276,758 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 276,758
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 276,758
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
20

CUSIP No. 589889104

G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 276,758 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 276,758
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 276,758
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard Value LP
(a)

As of the close of business on January 13, 2020, 854,527 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 4,965,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,965,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value GP
(a)

Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 4,965,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,965,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
21

CUSIP No. 589889104

J.	Principal Co
(a)

Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 4,965,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,965,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal GP
(a)

Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 4,965,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,965,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)

Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,965,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,965,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
22

CUSIP No. 589889104

M.	Ms. DiCicco
(a)	As of the close of business on January 13, 2020, Ms. DiCicco beneficially owned 3,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. DiCicco during the past sixty days are set forth in Schedule B and are incorporated by reference.

As of the close of business on January 13, 2020, the Reporting Persons collectively beneficially owned an aggregate of 4,968,000 Shares, constituting approximately 9.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 9, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, and Wendy DiCicco, dated January 9, 2020.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated June 5, 2019.

23

CUSIP No. 589889104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

/s/ Wendy F. DiCicco
Wendy F. DiCicco

24

CUSIP No. 589889104

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

CUSIP No. 589889104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	12,340	25.8748	11/13/2019
Purchase of Common Stock	12,340	25.8748	11/13/2019
Purchase of Common Stock	9,669	26.2033	11/14/2019
Purchase of Common Stock	9,669	26.2033	11/14/2019
Purchase of Common Stock	10,798	26.2407	11/14/2019
Purchase of Common Stock	10,797	26.2407	11/14/2019
Purchase of Common Stock	1,257	26.4383	11/15/2019
Purchase of Common Stock	1,257	26.4383	11/15/2019
Purchase of Common Stock	72,497	26.4361	11/15/2019
Purchase of Common Stock	72,498	26.4361	11/15/2019
Purchase of Common Stock	9,364	26.3232	11/18/2019
Purchase of Common Stock	9,364	26.3232	11/18/2019
Purchase of Common Stock	5,444	26.4599	11/18/2019
Purchase of Common Stock	5,444	26.4599	11/18/2019
Purchase of Common Stock	20,957	26.4909	11/18/2019
Purchase of Common Stock	20,957	26.4909	11/18/2019
Purchase of Common Stock	25,719	26.4688	11/18/2019
Purchase of Common Stock	25,719	26.4688	11/18/2019
Purchase of Common Stock	15,425	26.6156	11/19/2019
Purchase of Common Stock	15,425	26.6156	11/19/2019
Purchase of Common Stock	968	26.5999	11/20/2019
Purchase of Common Stock	968	26.5999	11/20/2019
Purchase of Common Stock	10,610	26.8611	11/20/2019
Purchase of Common Stock	10,610	26.8611	11/20/2019
Purchase of Common Stock	13,460	27.0175	11/20/2019
Purchase of Common Stock	13,460	27.0175	11/20/2019
Purchase of Common Stock	13,078	26.6553	11/21/2019
Purchase of Common Stock	13,078	26.6553	11/21/2019
Purchase of Common Stock	29,863	26.7085	11/21/2019
Purchase of Common Stock	29,863	26.7085	11/21/2019
Purchase of Common Stock	1,543	27.140	11/22/2019
Purchase of Common Stock	1,542	27.140	11/22/2019
Purchase of Common Stock	4,735	26.9452	11/22/2019
Purchase of Common Stock	4,735	26.9452	11/22/2019
Purchase of Common Stock	10,489	27.0927	11/22/2019
Purchase of Common Stock	10,489	27.0927	11/22/2019
Sale of Common Stock	(46,275)	27.9775	12/02/2019
Sale of Common Stock	(46,275)	27.9775	12/02/2019
Purchase of Forward Contract	92,550	28.0019	12/02/2019
Sale of Common Stock	(46,275)	27.9291	12/03/2019
Sale of Common Stock	(46,275)	27.9291	12/03/2019

CUSIP No. 589889104

Purchase of Forward Contract	92,550	27.9504	12/03/2019
Purchase of Common Stock	30,750	28.4361	12/04/2019
Purchase of Common Stock	30,750	28.4361	12/04/2019
Sale of Common Stock	(46,275)	28.2430	12/04/2019
Sale of Common Stock	(46,275)	28.2430	12/04/2019
Purchase of Forward Contract	92,550	28.2542	12/04/2019
Purchase of Common Stock	46,125	28.3251	12/04/2019
Purchase of Common Stock	46,125	28.3251	12/04/2019
Sale of Common Stock	(30,827)	28.1803	12/05/2019
Sale of Common Stock	(30,827)	28.1803	12/05/2019
Purchase of Forward Contract	61,654	28.2202	12/05/2019
Sale of Common Stock	(46,241)	29.2829	12/06/2019
Sale of Common Stock	(46,240)	29.2829	12/06/2019
Purchase of Forward Contract	92,481	29.3193	12/06/2019
Sale of Common Stock	(46,241)	29.2562	12/09/2019
Sale of Common Stock	(46,240)	29.2562	12/09/2019
Purchase of Forward Contract	92,481	29.2906	12/09/2019
Purchase of Forward Contract	123,000	29.3921	12/09/2019
Purchase of Common Stock	1,845	29.2277	12/10/2019
Purchase of Common Stock	1,845	29.2277	12/10/2019
Sale of Common Stock	(92,481)	28.9923	12/10/2019
Purchase of Forward Contract	92,481	29.0301	12/10/2019
Purchase of Common Stock	46,125	29.0339	12/10/2019
Purchase of Common Stock	46,125	29.0339	12/10/2019
Purchase of Forward Contract	24,600	29.8314	12/11/2019
Sale of Common Stock	(36,162)	29.9436	12/11/2019
Sale of Common Stock	(56,267)	29.9436	12/11/2019
Purchase of Forward Contract	92,429	29.9894	12/11/2019
Purchase of Common Stock	19,988	29.8189	12/12/2019
Purchase of Common Stock	19,987	29.8189	12/12/2019
Sale of Common Stock	(86,267)	29.9211	12/12/2019
Purchase of Forward Contract	86,267	29.9373	12/12/2019
Sale of Common Stock	(86,244)	29.7719	12/13/2019
Purchase of Forward Contract	86,244	29.7963	12/13/2019
Purchase of Common Stock	13,838	29.7463	12/13/2019
Purchase of Common Stock	13,837	29.7463	12/13/2019
Purchase of Common Stock	7,516	30.1213	12/16/2019
Purchase of Common Stock	7,516	30.1213	12/16/2019
Purchase of Common Stock	4,038	30.1751	12/16/2019

CUSIP No. 589889104

Purchase of Common Stock	4,038	30.1751	12/16/2019
Purchase of Common Stock	953	30.0495	12/17/2019
Purchase of Common Stock	953	30.0495	12/17/2019
Purchase of Common Stock	7,803	30.2701	12/17/2019
Purchase of Common Stock	7,802	30.2701	12/17/2019
Purchase of Forward Contract	2,829	30.8905	12/18/2019
Purchase of Common Stock	16,913	30.9419	12/18/2019
Purchase of Common Stock	16,912	30.9419	12/18/2019
Purchase of Common Stock	13,383	30.9553	12/18/2019
Purchase of Common Stock	13,383	30.9553	12/18/2019
Purchase of Common Stock	18,389	31.4660	12/19/2019
Purchase of Common Stock	18,389	31.4660	12/19/2019
Sale of Common Stock	(36,015)	31.3531	12/19/2019
Sale of Common Stock	(56,328)	31.3531	12/19/2019
Purchase of Forward Contract	92,343	31.3798	12/19/2019
Purchase of Common Stock	6,821	31.6359	12/19/2019
Purchase of Common Stock	6,821	31.6359	12/19/2019
Purchase of Common Stock	2,563	31.0823	12/20/2019
Purchase of Common Stock	2,563	31.0823	12/20/2019
Purchase of Common Stock	17,796	31.3737	12/20/2019
Purchase of Common Stock	17,796	31.3737	12/20/2019
Sale of Common Stock	(37,791)	31.4320	12/20/2019
Sale of Common Stock	(54,536)	31.4320	12/20/2019
Purchase of Forward Contract	92,327	31.4515	12/20/2019
Sale of Common Stock	(39,233)	32.1408	12/23/2019
Sale of Common Stock	(53,081)	32.1408	12/23/2019
Purchase of Forward Contract	92,314	32.1604	12/23/2019
Purchase of Forward Contract	46,125	32.0019	12/23/2019
Sale of Common Stock	(8,569)	31.8485	12/24/2019
Sale of Common Stock	(11,594)	31.8485	12/24/2019
Purchase of Forward Contract	20,163	31.8715	12/24/2019
Purchase of Forward Contract	41,597	31.8388	12/24/2019
Sale of Common Stock	(26,155)	31.1859	12/26/2019
Sale of Common Stock	(35,387)	31.1859	12/26/2019
Purchase of Forward Contract	61,542	31.2125	12/26/2019
Purchase of Forward Contract	123,000	31.2258	12/26/2019
Sale of Common Stock	(26,155)	30.6803	12/30/2019
Sale of Common Stock	(35,387)	30.6803	12/30/2019
Purchase of Forward Contract	61,542	30.6993	12/30/2019
Purchase of Common Stock	1,000	30.7475	01/02/2020

CUSIP No. 589889104

Purchase of Common Stock	5,217	31.3000	01/02/2020
Purchase of Common Stock	18,193	30.8500	01/02/2020
Purchase of Common Stock	1,530	31.2762	01/03/2020
Purchase of Common Stock	1,530	31.2762	01/03/2020
Purchase of Common Stock	5,434	31.5506	01/03/2020
Purchase of Common Stock	5,434	31.5506	01/03/2020
Purchase of Common Stock	38,250	32.3174	01/03/2020
Purchase of Common Stock	38,250	32.3174	01/03/2020
Purchase of Common Stock	5,500	32.8588	01/06/2020
Purchase of Common Stock	5,500	32.8588	01/06/2020
Purchase of Common Stock	9,459	33.2343	01/06/2020
Purchase of Common Stock	9,459	33.2343	01/06/2020
Purchase of Common Stock	15,279	33.0412	01/06/2020
Purchase of Common Stock	15,279	33.0412	01/06/2020
Purchase of Common Stock	44,370	32.9261	01/06/2020
Purchase of Common Stock	44,370	32.9261	01/06/2020
Purchase of Common Stock	6,120	33.0961	01/07/2020
Purchase of Common Stock	6,120	33.0961	01/07/2020
Purchase of Common Stock	53,686	33.0550	01/07/2020
Purchase of Common Stock	53,686	33.0550	01/07/2020
Purchase of Common Stock	31,244	33.0388	01/07/2020
Purchase of Common Stock	31,244	33.0388	01/07/2020
Purchase of Common Stock	76,500	32.9847	01/07/2020
Purchase of Common Stock	76,500	32.9847	01/07/2020
Purchase of Common Stock	3,672	33.0379	01/08/2020
Purchase of Common Stock	3,672	33.0379	01/08/2020
Purchase of Common Stock	23,685	33.5787	01/08/2020
Purchase of Common Stock	23,685	33.5787	01/08/2020
Sale of Common Stock	(1,000)	33.5787	01/09/2020
Purchase of Common Stock	1,000	33.5787	01/09/2020
Purchase of Common Stock	563	33.8554	01/09/2020
Purchase of Common Stock	563	33.8554	01/09/2020
Purchase of Common Stock	12,188	33.6723	01/09/2020
Purchase of Common Stock	12,188	33.6723	01/09/2020
Purchase of Common Stock	62,730	33.8719	01/09/2020
Purchase of Common Stock	62,730	33.8719	01/09/2020
Purchase of Common Stock	2,662	33.9266	01/09/2020
Purchase of Common Stock	2,662	33.9266	01/09/2020
Purchase of Common Stock	61,200	34.5726	01/10/2020
Purchase of Common Stock	61,200	34.5726	01/10/2020
Purchase of Common Stock	1,806	34.1850	01/10/2020
Purchase of Common Stock	1,805	34.1850	01/10/2020
Purchase of Common Stock	4,560	33.8893	01/10/2020
Purchase of Common Stock	4,560	33.8893	01/10/2020
Purchase of Common Stock	26,133	34.0269	01/10/2020
Purchase of Common Stock	26,132	34.0269	01/10/2020
Exercise of Forward Contract	1,663,069	30.0515	01/10/2020
Purchase of Common Stock	91,799	34.4730	01/13/2020
Purchase of Common Stock	91,800	34.4730	01/13/2020
Purchase of Common Stock	15,300	34.1204	01/13/2020
Purchase of Common Stock	15,300	34.1204	01/13/2020
Purchase of Common Stock	64,321	34.1112	01/13/2020
Purchase of Common Stock	64,321	34.1112	01/13/2020
Purchase of Common Stock	22,894	34.4115	01/13/2020
Purchase of Common Stock	22,895	34.4115	01/13/2020

CUSIP No. 589889104

Starboard Value and Opportunity S LLC

Purchase of Common Stock	4,000	25.8748	11/13/2019
Purchase of Common Stock	3,134	26.2033	11/14/2019
Purchase of Common Stock	3,500	26.2407	11/14/2019
Purchase of Common Stock	407	26.4383	11/15/2019
Purchase of Common Stock	23,500	26.4361	11/15/2019
Purchase of Common Stock	3,035	26.3232	11/18/2019
Purchase of Common Stock	1,765	26.4599	11/18/2019
Purchase of Common Stock	6,793	26.4909	11/18/2019
Purchase of Common Stock	8,337	26.4688	11/18/2019
Purchase of Common Stock	5,000	26.6156	11/19/2019
Purchase of Common Stock	314	26.5999	11/20/2019
Purchase of Common Stock	3,439	26.8611	11/20/2019
Purchase of Common Stock	4,363	27.0175	11/20/2019
Purchase of Common Stock	4,239	26.6553	11/21/2019
Purchase of Common Stock	9,680	26.7085	11/21/2019
Purchase of Common Stock	500	27.1400	11/22/2019
Purchase of Common Stock	1,535	26.9452	11/22/2019
Purchase of Common Stock	3,400	27.0927	11/22/2019
Sale of Common Stock	(15,000)	27.9775	12/02/2019
Purchase of Forward Contract	15,000	28.0019	12/02/2019
Sale of Common Stock	(15,000)	27.9291	12/03/2019
Purchase of Forward Contract	15,000	27.9504	12/03/2019
Purchase of Common Stock	10,000	28.4361	12/04/2019
Sale of Common Stock	(15,000)	28.2430	12/04/2019
Purchase of Forward Contract	15,000	28.2542	12/04/2019
Purchase of Common Stock	15,000	28.3251	12/04/2019
Sale of Common Stock	(10,000)	28.1803	12/05/2019
Purchase of Forward Contract	10,000	28.2202	12/05/2019
Sale of Common Stock	(15,000)	29.2829	12/06/2019
Purchase of Forward Contract	15,000	29.3193	12/06/2019
Sale of Common Stock	(15,000)	29.2562	12/09/2019
Purchase of Forward Contract	15,000	29.2906	12/09/2019
Purchase of Forward Contract	20,000	29.3921	12/09/2019
Purchase of Common Stock	600	29.2277	12/10/2019
Sale of Common Stock	(15,000)	28.9923	12/10/2019
Purchase of Forward Contract	15,000	29.0301	12/10/2019
Purchase of Common Stock	15,000	29.0339	12/10/2019
Purchase of Forward Contract	4,000	29.8314	12/11/2019
Sale of Common Stock	(15,000)	29.9436	12/11/2019
Purchase of Forward Contract	15,000	29.9894	12/11/2019

CUSIP No. 589889104

Purchase of Common Stock	6,500	29.8189	12/12/2019
Sale of Common Stock	(13,999)	29.9211	12/12/2019
Purchase of Forward Contract	13,999	29.9373	12/12/2019
Sale of Common Stock	(14,000)	29.7719	12/13/2019
Purchase of Forward Contract	14,000	29.7963	12/13/2019
Purchase of Common Stock	4,500	29.7463	12/13/2019
Purchase of Common Stock	2,444	30.1213	12/16/2019
Purchase of Common Stock	1,313	30.1751	12/16/2019
Purchase of Common Stock	310	30.0495	12/17/2019
Purchase of Common Stock	2,537	30.2701	12/17/2019
Purchase of Forward Contract	460	30.8905	12/18/2019
Purchase of Common Stock	5,500	30.9419	12/18/2019
Purchase of Common Stock	4,352	30.9553	12/18/2019
Purchase of Common Stock	5,980	31.4660	12/19/2019
Sale of Common Stock	(15,000)	31.3531	12/19/2019
Purchase of Forward Contract	15,000	31.3798	12/19/2019
Purchase of Common Stock	2,218	31.6359	12/19/2019
Purchase of Common Stock	834	31.0823	12/20/2019
Purchase of Common Stock	5,787	31.3737	12/20/2019
Sale of Common Stock	(15,000)	31.4320	12/20/2019
Purchase of Forward Contract	15,000	31.4515	12/20/2019
Sale of Common Stock	(14,999)	32.1408	12/23/2019
Purchase of Forward Contract	14,999	32.1604	12/23/2019
Purchase of Forward Contract	7,500	32.0019	12/23/2019
Sale of Common Stock	(3,276)	31.8485	12/24/2019
Purchase of Forward Contract	3,276	31.8715	12/24/2019
Purchase of Forward Contract	6,764	31.8388	12/24/2019
Sale of Common Stock	(10,000)	31.1859	12/26/2019
Purchase of Forward Contract	10,000	31.2125	12/26/2019
Purchase of Forward Contract	20,000	31.2258	12/26/2019
Sale of Common Stock	(10,000)	30.6803	12/30/2019
Purchase of Forward Contract	10,000	30.6993	12/30/2019
Purchase of Common Stock	889	31.3000	01/02/2020
Purchase of Common Stock	3,099	30.8500	01/02/2020
Purchase of Common Stock	500	31.2762	01/03/2020
Purchase of Common Stock	1,776	31.5506	01/03/2020
Purchase of Common Stock	12,500	32.3174	01/03/2020
Purchase of Common Stock	1,797	32.8588	01/06/2020

CUSIP No. 589889104

Purchase of Common Stock	3,091	33.2343	01/06/2020
Purchase of Common Stock	4,993	33.0412	01/06/2020
Purchase of Common Stock	14,500	32.9261	01/06/2020
Purchase of Common Stock	2,000	33.0961	01/07/2020
Purchase of Common Stock	17,545	33.0550	01/07/2020
Purchase of Common Stock	10,210	33.0388	01/07/2020
Purchase of Common Stock	25,000	32.9847	01/07/2020
Purchase of Common Stock	1,200	33.0379	01/08/2020
Purchase of Common Stock	7,740	33.5787	01/08/2020
Purchase of Common Stock	184	33.8554	01/09/2020
Purchase of Common Stock	3,983	33.6723	01/09/2020
Purchase of Common Stock	20,500	33.8719	01/09/2020
Purchase of Common Stock	870	33.9266	01/09/2020
Purchase of Common Stock	20,000	34.5726	01/10/2020
Purchase of Common Stock	590	34.1850	01/10/2020
Purchase of Common Stock	1,490	33.8893	01/10/2020
Purchase of Common Stock	8,540	34.0269	01/10/2020
Exercise of Forward Contract	269,998	30.0527	01/10/2020

Purchase of Common Stock	30,000	34.4730	01/13/2020
Purchase of Common Stock	5,000	34.1204	01/13/2020
Purchase of Common Stock	21,020	34.1112	01/13/2020
Purchase of Common Stock	7,482	34.4115	01/13/2020

Starboard Value and Opportunity C LP

Purchase of Common Stock	2,320	25.8748	11/13/2019
Purchase of Common Stock	1,818	26.2033	11/14/2019
Purchase of Common Stock	2,030	26.2407	11/14/2019
Purchase of Common Stock	236	26.4383	11/15/2019
Purchase of Common Stock	13,630	26.4361	11/15/2019
Purchase of Common Stock	1,760	26.3232	11/18/2019
Purchase of Common Stock	1,024	26.4599	11/18/2019
Purchase of Common Stock	3,940	26.4909	11/18/2019
Purchase of Common Stock	4,835	26.4688	11/18/2019
Purchase of Common Stock	2,900	26.6156	11/19/2019
Purchase of Common Stock	182	26.5999	11/20/2019
Purchase of Common Stock	1,995	26.8611	11/20/2019
Purchase of Common Stock	2,530	27.0175	11/20/2019
Purchase of Common Stock	2,459	26.6553	11/21/2019
Purchase of Common Stock	5,614	26.7085	11/21/2019
Purchase of Common Stock	290	27.1400	11/22/2019
Purchase of Common Stock	890	26.9452	11/22/2019
Purchase of Common Stock	1,972	27.0927	11/22/2019
Sale of Common Stock	(8,700)	27.9775	12/02/2019
Purchase of Forward Contract	8,700	28.0019	12/02/2019
Sale of Common Stock	(8,700)	27.9291	12/03/2019
Purchase of Forward Contract	8,700	27.9504	12/03/2019
Purchase of Common Stock	5,800	28.4361	12/04/2019
Sale of Common Stock	(8,700)	28.2430	12/04/2019
Purchase of Forward Contract	8,700	28.2542	12/04/2019

CUSIP No. 589889104

Purchase of Common Stock	8,700	28.3251	12/04/2019
Sale of Common Stock	(5,800)	28.1803	12/05/2019
Purchase of Forward Contract	5,800	28.2202	12/05/2019
Sale of Common Stock	(8,700)	29.2829	12/06/2019
Purchase of Forward Contract	8,700	29.3193	12/06/2019
Sale of Common Stock	(8,700)	29.2562	12/09/2019
Purchase of Forward Contract	8,700	29.2906	12/09/2019
Purchase of Forward Contract	11,600	29.3921	12/09/2019
Purchase of Common Stock	348	29.2277	12/10/2019
Sale of Common Stock	(8,700)	28.9923	12/10/2019
Purchase of Forward Contract	8,700	29.0301	12/10/2019
Purchase of Common Stock	8,700	29.0339	12/10/2019
Purchase of Forward Contract	2,320	29.8314	12/11/2019
Sale of Common Stock	(8,700)	29.9436	12/11/2019
Purchase of Forward Contract	8,700	29.9894	12/11/2019
Purchase of Common Stock	3,770	29.8189	12/12/2019
Sale of Common Stock	(8,120)	29.9211	12/12/2019
Purchase of Forward Contract	8,120	29.9373	12/12/2019
Sale of Common Stock	(8,120)	29.7719	12/13/2019
Purchase of Forward Contract	8,120	29.7963	12/13/2019
Purchase of Common Stock	2,610	29.7463	12/13/2019
Purchase of Common Stock	1,417	30.1213	12/16/2019
Purchase of Common Stock	762	30.1751	12/16/2019
Purchase of Common Stock	180	30.0495	12/17/2019
Purchase of Common Stock	1,472	30.2701	12/17/2019
Purchase of Forward Contract	267	30.8905	12/18/2019
Purchase of Common Stock	3,190	30.9419	12/18/2019
Purchase of Common Stock	2,524	30.9553	12/18/2019
Purchase of Common Stock	3,468	31.4660	12/19/2019
Sale of Common Stock	(8,700)	31.3531	12/19/2019
Purchase of Forward Contract	8,700	31.3798	12/19/2019
Purchase of Common Stock	1,286	31.6359	12/19/2019
Purchase of Common Stock	484	31.0823	12/20/2019
Purchase of Common Stock	3,357	31.3737	12/20/2019
Sale of Common Stock	(8,699)	31.4320	12/20/2019
Purchase of Forward Contract	8,699	31.4515	12/20/2019
Sale of Common Stock	(8,700)	32.1408	12/23/2019
Purchase of Forward Contract	8,700	32.1604	12/23/2019

CUSIP No. 589889104

Purchase of Forward Contract	4,350	32.0019	12/23/2019
Sale of Common Stock	(1,900)	31.8485	12/24/2019
Purchase of Forward Contract	1,900	31.8715	12/24/2019
Purchase of Forward Contract	3,923	31.8388	12/24/2019
Sale of Common Stock	(5,800)	31.1859	12/26/2019
Purchase of Forward Contract	5,800	31.2125	12/26/2019
Purchase of Forward Contract	11,600	31.2258	12/26/2019
Sale of Common Stock	(5,800)	30.6803	12/30/2019
Purchase of Forward Contract	5,800	30.6993	12/30/2019
Purchase of Common Stock	515	31.3000	01/02/2020
Purchase of Common Stock	1,798	30.8500	01/02/2020
Purchase of Common Stock	290	31.2762	01/03/2020
Purchase of Common Stock	1,030	31.5506	01/03/2020
Purchase of Common Stock	7,250	32.3174	01/03/2020
Purchase of Common Stock	1,043	32.8588	01/06/2020
Purchase of Common Stock	1,793	33.2343	01/06/2020
Purchase of Common Stock	2,896	33.0412	01/06/2020
Purchase of Common Stock	8,410	32.9261	01/06/2020
Purchase of Common Stock	1,160	33.0961	01/07/2020
Purchase of Common Stock	10,176	33.0550	01/07/2020
Purchase of Common Stock	5,922	33.0388	01/07/2020
Purchase of Common Stock	14,500	32.9847	01/07/2020
Purchase of Common Stock	696	33.0379	01/08/2020
Purchase of Common Stock	4,489	33.5787	01/08/2020
Purchase of Common Stock	106	33.8554	01/09/2020
Purchase of Common Stock	2,310	33.6723	01/09/2020
Purchase of Common Stock	11,890	33.8719	01/09/2020
Purchase of Common Stock	505	33.9266	01/09/2020
Purchase of Common Stock	11,600	34.5726	01/10/2020
Purchase of Common Stock	342	34.1850	01/10/2020
Purchase of Common Stock	864	33.8893	01/10/2020
Purchase of Common Stock	4,953	34.0269	01/10/2020
Exercise of Forward Contract	156,599	30.0527	01/10/2020

Purchase of Common Stock	17,400	34.4730	01/13/2020
Purchase of Common Stock	2,900	34.1204	01/13/2020
Purchase of Common Stock	12,192	34.1112	01/13/2020
Purchase of Common Stock	4,340	34.4115	01/13/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	2,200	25.8748	11/13/2019
Purchase of Common Stock	1,724	26.2033	11/14/2019
Purchase of Common Stock	1,925	26.2407	11/14/2019
Purchase of Common Stock	224	26.4383	11/15/2019
Purchase of Common Stock	12,925	26.4361	11/15/2019
Purchase of Common Stock	1,669	26.3232	11/18/2019
Purchase of Common Stock	971	26.4599	11/18/2019

CUSIP No. 589889104

Purchase of Common Stock	3,736	26.4909	11/18/2019
Purchase of Common Stock	4,585	26.4688	11/18/2019
Purchase of Common Stock	2,750	26.6156	11/19/2019
Purchase of Common Stock	173	26.5999	11/20/2019
Purchase of Common Stock	1,891	26.8611	11/20/2019
Purchase of Common Stock	2,400	27.0175	11/20/2019
Purchase of Common Stock	2,332	26.6553	11/21/2019
Purchase of Common Stock	5,324	26.7085	11/21/2019
Purchase of Common Stock	275	27.1400	11/22/2019
Purchase of Common Stock	844	26.9452	11/22/2019
Purchase of Common Stock	1,870	27.0927	11/22/2019
Sale of Common Stock	(8,250)	27.9775	12/02/2019
Purchase of Forward Contract	8,250	28.0019	12/02/2019
Sale of Common Stock	(8,250)	27.9291	12/03/2019
Purchase of Forward Contract	8,250	27.9504	12/03/2019
Purchase of Common Stock	5,600	28.4361	12/04/2019
Sale of Common Stock	(8,250)	28.2430	12/04/2019
Purchase of Forward Contract	8,250	28.2542	12/04/2019
Purchase of Common Stock	8,400	28.3251	12/04/2019
Sale of Common Stock	(5,523)	28.1803	12/05/2019
Purchase of Forward Contract	5,523	28.2202	12/05/2019
Sale of Common Stock	(8,284)	29.2829	12/06/2019
Purchase of Forward Contract	8,284	29.3193	12/06/2019
Sale of Common Stock	(8,285)	29.2562	12/09/2019
Purchase of Forward Contract	8,285	29.2906	12/09/2019
Purchase of Forward Contract	11,200	29.3921	12/09/2019
Purchase of Common Stock	336	29.2277	12/10/2019
Sale of Common Stock	(8,284)	28.9923	12/10/2019
Purchase of Forward Contract	8,284	29.0301	12/10/2019
Purchase of Common Stock	8,400	29.0339	12/10/2019
Purchase of Forward Contract	2,240	29.8314	12/11/2019
Sale of Common Stock	(8,311)	29.9436	12/11/2019
Purchase of Forward Contract	8,311	29.9894	12/11/2019
Purchase of Common Stock	3,640	29.8189	12/12/2019
Sale of Common Stock	(7,757)	29.9211	12/12/2019
Purchase of Forward Contract	7,757	29.9373	12/12/2019
Sale of Common Stock	(7,768)	29.7719	12/13/2019
Purchase of Forward Contract	7,768	29.7963	12/13/2019
Purchase of Common Stock	2,520	29.7463	12/13/2019

CUSIP No. 589889104

Purchase of Common Stock	1,369	30.1213	12/16/2019
Purchase of Common Stock	736	30.1751	12/16/2019
Purchase of Common Stock	174	30.0495	12/17/2019
Purchase of Common Stock	1,421	30.2701	12/17/2019
Purchase of Forward Contract	257	30.8905	12/18/2019
Purchase of Common Stock	3,080	30.9419	12/18/2019
Purchase of Common Stock	2,438	30.9553	12/18/2019
Purchase of Common Stock	3,349	31.4660	12/19/2019
Sale of Common Stock	(8,354)	31.3531	12/19/2019
Purchase of Forward Contract	8,354	31.3798	12/19/2019
Purchase of Common Stock	1,242	31.6359	12/19/2019
Purchase of Common Stock	467	31.0823	12/20/2019
Purchase of Common Stock	3,241	31.3737	12/20/2019
Sale of Common Stock	(8,362)	31.432	12/20/2019
Purchase of Forward Contract	8,362	31.4515	12/20/2019
Sale of Common Stock	(8,369)	32.1408	12/23/2019
Purchase of Forward Contract	8,369	32.1604	12/23/2019
Purchase of Forward Contract	4,200	32.0019	12/23/2019
Sale of Common Stock	(1,828)	31.8485	12/24/2019
Purchase of Forward Contract	1,828	31.8715	12/24/2019
Purchase of Forward Contract	3,787	31.8388	12/24/2019
Sale of Common Stock	(5,579)	31.1859	12/26/2019
Purchase of Forward Contract	5,579	31.2125	12/26/2019
Purchase of Forward Contract	11,200	31.2258	12/26/2019
Sale of Common Stock	(5,579)	30.6803	12/30/2019
Purchase of Forward Contract	5,579	30.6993	12/30/2019
Purchase of Common Stock	498	31.3000	01/02/2020
Purchase of Common Stock	1,736	30.8500	01/02/2020
Purchase of Common Stock	280	31.2762	01/03/2020
Purchase of Common Stock	994	31.5506	01/03/2020
Purchase of Common Stock	7,000	32.3174	01/03/2020
Purchase of Common Stock	1,007	32.8588	01/06/2020
Purchase of Common Stock	1,731	33.2343	01/06/2020
Purchase of Common Stock	2,796	33.0412	01/06/2020
Purchase of Common Stock	8,120	32.9261	01/06/2020
Purchase of Common Stock	1,120	33.0961	01/07/2020
Purchase of Common Stock	9,825	33.0550	01/07/2020
Purchase of Common Stock	5,718	33.0388	01/07/2020
Purchase of Common Stock	14,000	32.9847	01/07/2020
Purchase of Common Stock	672	33.0379	01/08/2020

CUSIP No. 589889104

Purchase of Common Stock	4,335	33.5787	01/08/2020
Purchase of Common Stock	103	33.8554	01/09/2020
Purchase of Common Stock	2,231	33.6723	01/09/2020
Purchase of Common Stock	11,480	33.8719	01/09/2020
Purchase of Common Stock	487	33.9266	01/09/2020
Purchase of Common Stock	11,200	34.5726	01/10/2020
Purchase of Common Stock	330	34.1850	01/10/2020
Purchase of Common Stock	834	33.8893	01/10/2020
Purchase of Common Stock	4,782	34.0269	01/10/2020
Exercise of Forward Contract	149,917	30.0596	01/10/2020

Purchase of Common Stock	16,801	34.4730	01/13/2020
Purchase of Common Stock	2,800	34.1204	01/13/2020
Purchase of Common Stock	11,772	34.1112	01/13/2020
Purchase of Common Stock	4,189	34.4115	01/13/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	6,800	25.8748	11/13/2019
Purchase of Common Stock	5,328	26.2033	11/14/2019
Purchase of Common Stock	5,950	26.2407	11/14/2019
Purchase of Common Stock	693	26.4383	11/15/2019
Purchase of Common Stock	39,950	26.4361	11/15/2019
Purchase of Common Stock	5,160	26.3232	11/18/2019
Purchase of Common Stock	3,000	26.4599	11/18/2019
Purchase of Common Stock	11,549	26.4909	11/18/2019
Purchase of Common Stock	14,172	26.4688	11/18/2019
Purchase of Common Stock	8,500	26.6156	11/19/2019
Purchase of Common Stock	534	26.5999	11/20/2019
Purchase of Common Stock	5,847	26.8611	11/20/2019
Purchase of Common Stock	7,417	27.0175	11/20/2019
Purchase of Common Stock	7,206	26.6553	11/21/2019
Purchase of Common Stock	16,456	26.7085	11/21/2019
Purchase of Common Stock	850	27.1400	11/22/2019
Purchase of Common Stock	2,609	26.9452	11/22/2019
Purchase of Common Stock	5,780	27.0927	11/22/2019
Sale of Common Stock	(25,500)	27.9775	12/02/2019
Purchase of Forward Contract	25,500	28.0019	12/02/2019
Sale of Common Stock	(25,500)	27.9291	12/03/2019
Purchase of Forward Contract	25,500	27.9504	12/03/2019
Purchase of Common Stock	17,100	28.4361	12/04/2019
Sale of Common Stock	(25,500)	28.2430	12/04/2019
Purchase of Forward Contract	25,500	28.2542	12/04/2019
Purchase of Common Stock	25,650	28.3251	12/04/2019
Sale of Common Stock	(17,023)	28.1803	12/05/2019
Purchase of Forward Contract	17,023	28.2202	12/05/2019
Sale of Common Stock	(25,535)	29.2829	12/06/2019
Purchase of Forward Contract	25,535	29.3193	12/06/2019
Sale of Common Stock	(25,534)	29.2562	12/09/2019

CUSIP No. 589889104

Purchase of Forward Contract	25,534	29.2906	12/09/2019
Purchase of Forward Contract	34,200	29.3921	12/09/2019
Purchase of Common Stock	1,026	29.2277	12/10/2019
Sale of Common Stock	(25,535)	28.9923	12/10/2019
Purchase of Forward Contract	25,535	29.0301	12/10/2019
Purchase of Common Stock	25,650	29.0339	12/10/2019
Purchase of Forward Contract	6,840	29.8314	12/11/2019
Sale of Common Stock	(25,560)	29.9436	12/11/2019
Purchase of Forward Contract	25,560	29.9894	12/11/2019
Purchase of Common Stock	11,115	29.8189	12/12/2019
Sale of Common Stock	(23,857)	29.9211	12/12/2019
Purchase of Forward Contract	23,857	29.9373	12/12/2019
Sale of Common Stock	(23,868)	29.7719	12/13/2019
Purchase of Forward Contract	23,868	29.7963	12/13/2019
Purchase of Common Stock	7,695	29.7463	12/13/2019
Purchase of Common Stock	4,179	30.1213	12/16/2019
Purchase of Common Stock	2,246	30.1751	12/16/2019
Purchase of Common Stock	530	30.0495	12/17/2019
Purchase of Common Stock	4,339	30.2701	12/17/2019
Purchase of Forward Contract	787	30.8905	12/18/2019
Purchase of Common Stock	9,405	30.9419	12/18/2019
Purchase of Common Stock	7,443	30.9553	12/18/2019
Purchase of Common Stock	10,226	31.4660	12/19/2019
Sale of Common Stock	(25,603)	31.3531	12/19/2019
Purchase of Forward Contract	25,603	31.3798	12/19/2019
Purchase of Common Stock	3,793	31.6359	12/19/2019
Purchase of Common Stock	1,425	31.0823	12/20/2019
Purchase of Common Stock	9,897	31.3737	12/20/2019
Sale of Common Stock	(25,612)	31.4320	12/20/2019
Purchase of Forward Contract	25,612	31.4515	12/20/2019
Sale of Common Stock	(25,618)	32.1408	12/23/2019
Purchase of Forward Contract	25,618	32.1604	12/23/2019
Purchase of Forward Contract	12,825	32.0019	12/23/2019
Sale of Common Stock	(5,596)	31.8485	12/24/2019
Purchase of Forward Contract	5,596	31.8715	12/24/2019
Purchase of Forward Contract	11,566	31.8388	12/24/2019
Sale of Common Stock	(17,079)	31.1859	12/26/2019

CUSIP No. 589889104

Purchase of Forward Contract	17,079	31.2125	12/26/2019
Purchase of Forward Contract	34,200	31.2258	12/26/2019
Sale of Common Stock	(17,079)	30.6803	12/30/2019
Purchase of Forward Contract	17,079	30.6993	12/30/2019
Purchase of Common Stock	1,547	31.3000	01/02/2020
Purchase of Common Stock	5,393	30.8500	01/02/2020
Purchase of Common Stock	870	31.2762	01/03/2020
Purchase of Common Stock	3,090	31.5506	01/03/2020
Purchase of Common Stock	21,750	32.3174	01/03/2020
Purchase of Common Stock	3,127	32.8588	01/06/2020
Purchase of Common Stock	5,378	33.2343	01/06/2020
Purchase of Common Stock	8,688	33.0412	01/06/2020
Purchase of Common Stock	25,230	32.9261	01/06/2020
Purchase of Common Stock	3,480	33.0961	01/07/2020
Purchase of Common Stock	30,528	33.055	01/07/2020
Purchase of Common Stock	17,766	33.0388	01/07/2020
Purchase of Common Stock	43,500	32.9847	01/07/2020
Purchase of Common Stock	2,088	33.0379	01/08/2020
Purchase of Common Stock	13,468	33.5787	01/08/2020
Purchase of Common Stock	320	33.8554	01/09/2020
Purchase of Common Stock	6,931	33.6723	01/09/2020
Purchase of Common Stock	35,670	33.8719	01/09/2020
Purchase of Common Stock	1,514	33.9266	01/09/2020
Purchase of Common Stock	34,800	34.5726	01/10/2020
Purchase of Common Stock	1,027	34.1850	01/10/2020
Purchase of Common Stock	2,593	33.8893	01/10/2020
Purchase of Common Stock	14,860	34.0269	01/10/2020
Exercise of Forward Contract	460,417	31.4747	01/10/2020

Purchase of Common Stock	52,200	34.4730	01/13/2020
Purchase of Common Stock	8,700	34.1204	01/13/2020
Purchase of Common Stock	36,574	34.1112	01/13/2020
Purchase of Common Stock	13,018	34.4115	01/13/2020

wendy dIcicco

Purchase of Common Stock	3,000	33.8373	01/10/2020